UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No 2)

Under the Securities Exchange Act of 1934

Growblox Sciences, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
399847 102
(CUSIP Nubmer)

Justin B. Borus Lazarus Investment Partners LLLP c/o Lazarus Management Company LLC 3200 Cherry Creek South Drive, Suite 670 Denver, CO 80209 (303) 500-8821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐

CUSIP No. 399847 102
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Lazarus Investment Partners LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,269,632
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 9,269,632
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,269,632
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14.	TYPE OF REPORTING PERSON PN

CUSIP No.399847 102
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Lazarus Israel Opportunities Fund LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,225,042
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,225,042
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,225,042
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 399847 102

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Lazarus Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,494,674
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 12,494,674
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,494,674
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 399847 102
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Justin B. Borus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,494,674
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 12,494,674
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,494,674
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9%
14.	TYPE OF REPORTING PERSON IN/HC

Item 1.  Security and Issuer.

(a)  This statement on Schedule 13D relates to the Common Stock of  Growblox Sciences, Inc., a Delaware corporation (the "Issuer").

(b)  The principal executive offices of the Issuer are located at 7251 W. Lake Mead Blvd., Suite 300, Las Vegas, NV 89128.

Item 2.  Identity and Background.

(a)-(c) and (f) This statement is being filed by Lazarus Investment Partners LLLP, a Delaware limited liability limited partnership ("Lazarus Partners") and Lazarus Israel Opportunities Fund LLLP, a Delaware limited liability limited partnership ("Lazarus Israel") as joint filers.

Lazarus Management Company LLC, a Colorado limited liability company ("Lazarus Management"), is the investment adviser and general partner of Lazarus Partners and Lazarus Israel, and consequently may be deemed to have voting control and investment discretion over securities owned by Lazarus Partners and Lazarus Israel. Justin B. Borus ("Mr. Borus") is the managing member of Lazarus Management. As a result, Mr. Borus may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Lazarus Management.   The foregoing should not be construed in and of itself as an admission by Lazarus Management or Mr. Borus as to beneficial ownership of the shares owned by Lazarus Partners and Lazarus Israel.  Each of Lazarus Management and Mr. Borus disclaims beneficial ownership of the securities set forth in this Schedule 13D, except to the extent of its or his pecuniary interests therein.

The business address for the Reporting Persons is c/o Lazarus Management Company LLC, 3200 Cherry Creek South Drive, Suite 670, Denver, Colorado 80209. Mr. Borus is a United States citizen.

The principal business of Lazarus Partners and Lazarus Israel is investing in securities.  The principal business of Lazarus Management is providing investment advice.  The principal business of Mr. Borus is investment management.

(d)  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws, except that Lazarus Management is subject to an order in an SEC administrative proceeding, File No. 3-16068 based on its inadvertent late filing of reports required under Sections 13(d) and 16(a) of the Securities Exchange Act of 1934.  Without admitting or denying any violation, Lazarus Management submitted an offer to the SEC to settle the matter by agreeing to cease and desist from committing more filing violations and by paying a $60,000 penalty, with the offer of settlement being accepted in the SEC's order.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons hold shares of the Issuer's common stock and warrants to purchase common stock that were acquired for cash with Lazarus Partners' and Lazarus Israel's own funds.

Item 4.  Purpose of Transaction.

(a)-(i)            The securities of the Issuer were purchased for investment in the ordinary course of Reporting Persons' business and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect.

Item 5.  Interest in Securities of the Issuer.

(a)  Reference is made to items 7, 9, 11 and 13 of pages 2-5 of this Schedule, which items are incorporated by reference.  The securities reported on this Schedule by Lazarus Partners consist of 3,269,632 shares of Common Stock and Warrants to purchase an additional 6,000,000 shares of Common Stock.  The securities reported on this Schedule by Lazarus Israel consist of 1,225,042 shares of Common Stock and Warrants to purchase an additional 2,000,000 shares of Common Stock.  The securities reported on this Schedule by Lazarus Management and Mr. Borus consists of the sums of the shares of Common Stock and Warrants held by Lazarus Partners and Lazarus Israel.  The calculation of percentage of beneficial ownership in item 13 of pages 2-5 was calculated using information obtained from the issuer's 10Q filed with the SEC on August 14, 2014 in which it stated that the outstanding shares of Common Stock on August 12, 2014 was 32,473,282 shares.

(b)  The Reporting Persons have the sole power to vote or to direct the voting of all such shares described in Item 5(a) above.  The Reporting Persons have the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above.  The Reporting Persons do not have shared power to vote or to direct the vote of any such shares described in Item 5(a) above, and do not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above.  Neither Lazarus Partners nor Lazarus Israel has any disposition or voting power over any shares or warrants held by the other.

(c)  On May 29, 2014, Lazarus Partners purchased 3,000,000 Units from the Issuer for a purchase price of $.50 a unit or a total purchase price of $1,500,000.00.  Each Unit consisted of one share of Common Stock, a three-year warrant to purchase one share of Common Stock at an exercise price of $1.00 a share and a five year warrant to purchase one share of Common Stock at an exercise price of $2.00 a share.  On June 2, 2014, Lazarus Israel purchased 1,000,000 Units from the Issuer for a purchase price of $.50 a unit or a total purchase price of $500,000.00.   The Units were the same as those described above for Lazarus Partners.  Each of the foregoing transactions was a purchase directly from the Issuer in a private negotiated transaction.  Since the most recent Schedule 13D filing, Lazarus Israel made the following open market purchase of Common Stock:

Trade Date	Quantity	Price per share ($)
8/29/2014	500	$1.08
9/3/2014	1,500	$1.04
9/9/2014	1,000	$0.96
9/15/2014	22,040	$0.7721
9/16/2014	20,000	$0.761

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lazarus Partners is a party to Subscription Agreement with the Issuer dated May 29, 2014, pursuant to which securities were purchased and Warrants issued pursuant to the Subscription Agreement, as more fully described in Item 5 above.  Lazarus Israel is a party to Subscription Agreement with the Issuer dated June 2, 2014, pursuant to which securities were purchased and Warrants issued pursuant to the Subscription Agreement, as more fully described in Item 5 above

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated as of September 16, 2014, by and among Lazarus Investment Partners LLLP, Lazarus Israel Opportunities Fund LLLP, Lazarus Management Company LLC and Justin B. Borus.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 2014

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner
By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS ISRAEL OPPORTUNITIES FUND LLLP
By: Lazarus Management Company LLC its General Partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus

EXHIBIT A

JOINT FILING AGREEMENT
This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock of Growblox Sciences, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  September 16, 2014

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner
By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS ISRAEL OPPORTUNITIES FUND LLLP
By: Lazarus Management Company LLC its General Partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus